Exhibit E-2

Exhibit E-2

Eidos PLC - Trading Update
For immediate release

EIDOS PLC

RELEASE SCHEDULE UPDATE

Eidos plc ("Eidos"), one of Europe's leading publishers and developers of entertainment software, today provides an update on its current trading and release schedule for the financial year to 30 June 2003.

The critically acclaimed Hitman 2 was released on 5 October on PS2, Xbox and PC and is enjoying worldwide success having shipped in excess of 1 million units to date, which is ahead of management expectations. TimeSplitters 2 was released on 18 October on PS2, Xbox and GameCube, on the back of very positive reviews including a rarely awarded 10/10 rating by the Official Playstation 2 Magazine. Eidos currently holds the No.1 and No.2 positions in the UK charts with TimeSplitters 2 and Hitman 2 respectively. Both titles entered the charts at the No.1 position in their first week of launch. The success of both these pillar titles demonstrates the continued strengthening of the Eidos portfolio.

Management have today decided to reschedule the release of two key franchise titles – Lara Croft Tomb Raider: The Angel of Darkness and Championship Manager 4. Both of these games are in the final stages of development and testing and are now scheduled for release in February 2003. The Company believes that both games will benefit from further refinement in order to maximise the game play experience and their potential in a very competitive market place. Eidos remains confident that a later launch date will not adversely affect budgeted sales. The balance of the Company's release schedule remains unchanged.

The Board believes that rescheduling the launch of Tomb Raider: The Angel of Darkness and Championship Manager 4 will not impact the Group's full-year financial performance and thus continues to be confident that current market expectations will be fulfilled. The Group's cash position remains strong.

Enquiries:

Eidos	CEO Mike McGarvey	020 8636 3000
Eidos	CFO Stuart Cruickshank	020 8636 3000
Brunswick	Jonathan Glass/Patrick Handley	020 7404 5959

Exhibit E-2